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PRESS RELEASE - TORONTO, FEBRUARY 12, 2003
For Immediate Release

Barrick Gold Appoints Gregory Wilkins as Chief Executive

Gregory C. Wilkins, 47, who began his career with Barrick twenty years ago and has been a Director for the past 12 years, was appointed President and Chief Executive Officer of the company at today's meeting of its Board of Directors. Mr. Wilkins replaces Randall Oliphant effective immediately.
     The Board made the change to address its concerns over the company's recent performance and to restore Barrick to the leadership position in the gold industry it has consistently maintained throughout much its existence.
     Mr. Wilkins is well qualified to assume his new responsibilities. Having begun his career with Barrick in 1981, he worked closely with Founder and Chairman Peter Munk and Bob Smith, former President and Chief Operating Officer, throughout the period that Barrick grew to be a leader in the gold industry. Mr. Wilkins left his position as Chief Financial Officer of Barrick in 1993 to become President and Chief Operating Officer of Horsham Corporation, a publicly listed company that was then the controlling shareholder of Barrick. Horsham later became TrizecHahn Corporation and Mr. Wilkins remained as President and Chief Operating Officer until the planning of its conversion to a United States Real Estate Investment Trust had been completed and the company relocated to the United States.
     "I am pleased to rejoin Barrick in my new capacity and look forward to working with former colleagues and the many new members of the Barrick team who have become integral to its operations," said Mr. Wilkins. "It is an exciting time in the gold industry and I intend to refocus the company on the core values which served it so well in the past."
     "The entire Board takes great pleasure in Greg's appointment," said Peter Munk, Chairman. "He was a key member of the team, from the very beginning, that built Barrick and we have total confidence in his ability to lead the company at what is a very exciting time for gold producers."
     The Board expresses its gratitude to Randall Oliphant for his many years of dedicated service to Barrick and wishes him every success as he pursues new opportunities.
     The Company will be announcing its fourth quarter results later today. These will be in line with its forecast. A conference call and webcast hosted by Peter Munk and Greg Wilkins and joined by John Carrington and Jamie Sokalsky has been scheduled on Thursday, February 13th at 10 a.m. EST
     Barrick is one of the world's leading gold producers traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.

INVESTOR CONTACT:                   MEDIA CONTACT:
Richard Young                       Vincent Borg
Vice President,                     Vice President,
Investor Relations                  Corporate Communications
Tel:  (416) 307-7431                Tel:  (416) 307-7477
Email: ryoung@barrick.com           Email:vborg@barrick.com